

March 7, 2011

Hojabr Alimi
President and Chief Executive Officer
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, California 94954

> **Re:** **Oculus Innovative Sciences, Inc.**
> **Registration Statement on Form S-3**
> **Amended February 18, 2011**
> **File No. 333-171411**

Dear Mr. Alimi:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing the information you provide in response to this comment, we may have additional comments.

1.   We note your response to prior comment 1. Please note that you will need to resolve any comments on your pending applications for confidential treatment prior to requesting acceleration of the effective date of this registration statement. Please see Section III.B.2 of Staff Legal Bulletin No. 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aslynn Hogue at (202) 551-3841 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile):   Amy Trombly, Esq. — Trombly Business Law, PC